SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(310) 407-7505	twuchenich@stblaw.com

April 6, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Re: Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Oaktree Capital Group, LLC (the “Company” or “OCG”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 10 (“Amendment No. 10”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 10, each reflecting changes against Amendment No. 9 to the Registration Statement filed on March 30, 2012.

We are providing the following responses to your comment letter, dated April 5, 2012, regarding Amendment No. 9 to the Registration Statement (“Amendment No. 9”). To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 9, unless otherwise noted. The responses and information described below are based upon information provided to us by the Company.

Summary Historical Financial Information and Other Data, page 14

Selected Financial Data, page 75

1.	As disclosed in your organizational structure on page nine, we note that the existing Oaktree unitholders’ will have a 78% economic interest in the Oaktree

Operating Group after the consummation of the offering and after giving effect to your use of proceeds. This economic interest appears different than the historical economic interest as presented in Note 8 – Unitholders’ Capital on page F-36. As such, provide pro forma information reflecting the consummation of the offering and after giving effect to your use of proceeds for the 2011 net loss attributable to OCGH non-controlling interest, net loss attributable to OCG and net loss per Class A and C unit alongside your historical results and provide sufficient information for a reader to understand how such pro forma amounts were calculated.

Please see the revised disclosure on pages 14, 15, 77, 78 and 79 of Amendment No. 10.

2.	Disclose the non-controlling redeemable interests in consolidated funds under your Consolidated Statements of Financial Condition Data. Refer to Instruction 2 to Item 301 of Regulation S-K.

Please see the revised disclosure on pages 15 and 78 of Amendment No. 10.

Capitalization Table, page 70

3.	You indicate that your capitalization table sets forth the capitalization of your one segment, your investment management segment. However, it appears that this table presents the capitalization of Oaktree Capital Group, LLC without giving effect to the consolidated funds you manage. While we do not object to the presentation of this information, we believe it must be presented in the context of the capitalization of Oaktree Capital Group, LLC. We have the following comments in this regard:

•	Expand your disclosures to provide a capitalization table for Oaktree Capital Group, LLC;

•	If you continue to present the capitalization of Oaktree Capital Group, LLC without giving effect to the consolidated funds you manage, appropriately label this capitalization table and fully explain to readers why you believe this information is meaningful; and

•	If you present the capitalization of your investment management segment, address the appropriateness of reflecting Class A, Class B and Class C units as these units represent the capital structure of Oaktree Capital Group, LLC. Also, fully explain to readers why you believe this information is meaningful.

Please see the revised disclosure on pages 70 and 71 of Amendment No. 10.

Dilution, page 71

4.	We note that you have presented the difference between the initial public offering price per Class A unit and the net tangible book value of your investment management segment per Class A unit. While we do not object to the inclusion of this information, we believe that it must be presented in the context of Oaktree Capital Group, LLC’s net tangible book value as this is the entity for which you are offering Class A units. Expand your disclosures to provide Oaktree Capital Group, LLC’s tangible book value per Class A unit and the resulting dilution information. If you continue to provide dilution information as it relates to your net tangible book value of your investment management segment, fully explain to readers why this information is meaningful.

Please see the revised disclosure on pages 73 and 74 of Amendment No. 10.

Principal Unitholders, page 212

5.	We note your disclosure on page 215 that you will pay Messrs. Marks, Karsh, Frank, Kaplan and Kramer certain amounts of the net proceeds from the Class A unit offering in exchange for certain of their OCGH units. It appears from the table on page 213 that Messrs. Clayton, Stone and Masson will also exchange certain of their OCGH units for cash. Please disclose the amounts of the net proceeds that Messrs. Clayton, Stone and Masson will receive in exchange for certain of their OCGH units. Please also describe this transaction in the Certain Relationships and Related Party Transactions section or provide an appropriate cross-reference to this section.

Please see the revised disclosure on pages 200 and 217 of Amendment No. 10.

Selling Unitholders, page 216

6.	For any of the selling unitholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company’s securities.

Please see the revised disclosure on pages 218 and 219 of Amendment No. 10.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Jay Ingram

Tracey Houser

Jeanne Baker

Jessica Kane

Oaktree Capital Group, LLC

Todd E. Molz

Sullivan & Cromwell LLP

Patrick S. Brown